

Mail Stop 3030

September 10, 2009

Via Facsimile and U.S. Mail

David R. Nuzzo
Chief Financial Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, NJ 08054

> **Re:** **SL Industries, Inc.**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Form 8-K Dated August 13, 2009**
> **File No. 1-4987**

Dear Mr. Nuzzo:

We have reviewed your filings and your response letter dated August 27, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements, page 5

Note 5. Income Tax, page 9

1.   We note that in providing the income tax reconciliation required by paragraph 740-10-50-12 of the FASB Accounting Standards Codification that you disclose certain non-GAAP measures such as your estimated annual income tax benefit rate excluding the impact of your restructuring costs for fiscal 2009. Please revise your future filings to only present and disclose only U.S. GAAP measures within your financial statements or notes to the financial statements. Refer to the guidance in Item 10(e)(1)(ii)(c) of Regulation S-K.

Form 8-K Dated August 13, 2009

2.   We note that you present non-GAAP measures such as "loss from continuing operations excluding nonrecurring charges" and "loss per diluted share from continuing operations excluding nonrecurring charges." Please revise your future filings to clearly identify these measures as non-GAAP and to provide a reconciliation of each of these non-GAAP measures to the most directly comparable GAAP measures. Refer to the guidance in Item 100 of Regulation G.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant